Buenos Aires, December 10th, 2020

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: General Extraordinary Shareholder´s Meeting dated as of December 10th, 2020.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos (“ByMA”) and the National Securities Commission (“Comisión Navcional de Valores” or "CNV"), in my capacity as Responsible for Market Relations of Pampa Energía S.A.  (de “Company”) in accordance with article 4, Chapter II, Title II of the CNV Regulations and article 79 of the ByMA Listing Regulation.

To this regard, below is a summary of the resolutions adopted by the Company’ Extraordinary General Shareholders Meeting that took place on December 10th, 2020 (hereinafter the “Shareholders Meeting”), which was virtually held according to the terms of General Resolution 830/2020 of the CNV:

Item 1: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to virtually hold this Shareholders’ Meeting according to the terms of General Resolution 830/2020 of the CNV.

Item 2: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to appoint the representatives of the shareholders JP Morgan Chase Bank – ADR (“JPM”) and Fondo de Garantía de Sustentabilidad in charge of the Administración Nacional de la Seguridad Social (“ANSES”) to sign the minute of the Shareholders Meeting.

Item 3: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved, in accordance with article 220 item (a) of the Corporations Act and article 64 of the Securities Markets Act, to approve a capital reduction of AR$ 140,786,959, by way of cancellation of 140,786,959 shares that the Company and its subsidiaries holds. As a consequence of that, the capital stock will be reduced from AR$ 1,596,288,214 to AR$ 1,455,501,255.

Item 4: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to authorize Carolina Sigwald, Victoria Hitce, Gerardo Paz, Agustina Montes, Maite Zornoza, Eugenia Sanchez Nuin, Juan Manuel Recio, Débora Tortosa, Mabel Beratta, Diego Vaca Diez, Luis León, María José Maure Bruno, Micaela Saieg, Martín Gardella, Paula Devotto, Gonzalo Carballada, Fabiana Vidal, Alejandra Brasesco, Nicolás Villarruel, Mauricio Penta, Martín García Arango, Fernando Rizzi y/o Vanesa Russo to register any resolutions that may be approved by such Meeting of Shareholders and perform any proceedings that may be required before the relevant agencies.

Sincerely.

Victoria Hitce

Head of Market Relations